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VIA EDGAR SUBMISSION

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valeant Pharmaceuticals International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed April 29, 2016
Form 8-K dated April 29, 2016
Form 8-K dated August 9, 2016
File No. 001-14956

Dear Ms. Connell:

I am writing on behalf of Valeant Pharmaceuticals International, Inc. ("Valeant" or the "Company"). The Company hereby acknowledges receipt of the letter dated September 8, 2016 (the "Comment Letter") containing comments from the staff (the "Staff") of the Securities and Exchange Commission relating to (i) the Form 10-K for the fiscal year ended December 31, 2015 filed by Valeant on April 29, 2016, (ii) the Form 8-K furnished by Valeant on April 29, 2016, and (iii) the Form 8-K furnished by Valeant on August 9, 2016. The Comment Letter requests that the Company respond to the Staff's comments within 10 business days of the date thereof or advise the Staff when the Company will respond.

Per my communications with Mr. Mark Brunhofer, this correspondence confirms the Company's request for an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff's comments. The Company has asked me to inform you that it expects to provide responses to the Comment Letter on or before October 6, 2016.

Please contact me at (212) 735-3207 or Steve Arcano at (212) 735-3542 if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Marie Gibson
Marie Gibson

Cc:	Christina Ackermann, Esq.
Sam Eldessouky
Paul Herendeen